UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. _____)*

Silvercrest Asset Management Group Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

828359 109
(CUSIP Number)

David J. Campbell General Counsel Silvercrest Asset Management Group Inc. 1330 Avenue of the Americas, 38th Floor New York, New York 10019 (212) 649-0600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828359 109

1	NAMES OF REPORTING PERSONS. George Moffett Cochran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,492,2841
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,999,9372
	10	SHARED DISPOSITIVE POWER 4,5453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 37,5134 Class B Common Stock: 6,459,3165 Outstanding Common Stock: 6,496,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 0.68%6 Class B Common Stock: 100%7 Outstanding Common Stock: 54.28%
14	TYPE OF REPORTING PERSON (See instructions) IN; OO

1 Represents all shares of Class B Common Stock of Silvercrest Asset Management Group Inc. (SAMG) that George Moffett Cochran has the sole right to vote pursuant to the stockholders’ agreement discussed in this Schedule 13D plus the 10 shares of Class A Common Stock of SAMG that Mr. Cochran owns as an individual.  This number also represents all shares of Class A Common Stock of SAMG which are owned by a Principal (as defined in Item 6 below) over which Mr. Cochran has voting control, solely to the extent the Issuer was made aware that a Principal owns such shares.  Mr. Cochran disclaims beneficial ownership of all shares of Class A Common Stock and Class B Common Stock subject to the stockholders’ agreement except for those shares owned by him in his own name and those shares owned by The Moffett Cochran GRAT 2010 of which Mr. Cochran is the trustee.

2 Represents all shares of Class B Common Stock of SAMG that George Moffett Cochran owns as an individual plus the 10 shares of Class A Common Stock of SAMG that Mr. Cochran owns as an individual and all shares of Class B Common Stock of SAMG that The Moffett Cochran GRAT 2010 owns, of which Mr. Cochran in the trustee and indirect beneficial owner.

3 Represents all shares of Class A Common Stock of SAMG owned by Dupre Cochran, wife of Mr. Cochran, all of which Mr. Cochran shares dispositive power.

4 Represents all shares of Class A Common Stock of SAMG that George Moffett Cochran owns as an individual and all shares of Class A Common Stock of  SAMG owned by Dupre Cochran, wife of Mr. Cochran, all of which Mr. Cochran shares dispositive power.  This number also represents all shares of Class A Common Stock of SAMG which are owned by a Principal (as defined in Item 6 below) over which Mr. Cochran has voting control, solely to the extent the Issuer was made aware that a Principal owns such shares.

5 Represents all shares of Class B Common Stock of SAMG  that George Moffett Cochran has the sole right to vote pursuant to the stockholders’ agreement discussed in this Schedule 13D. Mr. Cochran disclaims beneficial ownership of all shares of Class B Common Stock subject to the stockholders’ agreement except for those shares owned by him in his own name and those shares owned by The Moffett Cochran GRAT 2010 of which Mr. Cochran is the trustee.

6 Represents the amount in Row 11 relating Class A Common Stock divided by the sum of the total number of outstanding shares of Class A Common Stock of Silvercrest Asset Management Group Inc.

7 Represents the amount in Row 11 relating to Class B Common Stock divided by the sum of the total number of outstanding shares of Class B Common Stock of Silvercrest Asset Management Group Inc.

SCHEDULE 13D
Item 1.   Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Silvercrest Asset Management Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1330 Avenue of the Americas, 38th Floor, New York, New York 10019.

Item 2.   Identity and Background

(a)   This Schedule 13D is being filed on behalf of George Moffett Cochran.  He may be referred to herein as the “Reporting Person.”

The Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.  Pursuant to the terms of the Issuer’s stockholders’ agreement and because the Reporting Person owns a greater percentage of equity than the rest of the members of the Executive Committee of Silvercrest L.P., the operating subsidiary of the issuer, collectively, he will initially control the vote of such committee, and, as a result, all of the shares of Class A Common Stock and Class B Common Stock held by Silvercrest L.P.’s Principals (as defined below).  The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest in such shares.

(b)   The business address of the Reporting Person is c/o Silvercrest Asset Management Group Inc., 1330 Avenue of the Americas, 38th Floor, New York, New York 10019.

(c)   The Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.

(d)   The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

All of the shares to which this Schedule 13D relates were either (i) purchased by the Reporting Person and were purchased with his own funds in an unrestricted private purchase or (ii) are subject to the Reporting Person’s voting control pursuant to a stockholders’ agreement.  On May 7, 2012, the Issuer issued 10 shares of its Class A Common Stock to the Reporting Person in exchange for $100. Such issuance was exempt from registration under Section 4(2) of the Securities Act, as a transaction by an issuer not involving any public offering.  The Reporting Person was issued, in the aggregate, 1,999,927 shares of Class B Common Stock of the Issuer in connection with the reorganization of Silvercrest L.P. at a price per share of $0.01.  Holders of Class B Common Stock are not entitled to participate in any dividends or other distributions made by the Issuer to holders of its capital stock (except for the right to receive the par value thereof upon the Issuer’s liquidation or dissolution).

Item 4.   Purpose of Transaction

The Reporting Person acquired the shares of Class A Common Stock and Class B Common Stock reported herein for investment purposes and not with any current intent, purpose or effect of changing control of the Issuer.

The Reporting Person may acquire additional shares of Class A Common Stock or Class B Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Person intends to evaluate on an ongoing basis his investment in the Issuer and his options with respect to such investment.

The Reporting Person reserves the right to change his purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Person alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) and (b)

As of the filing date, 37,513 shares of Class A Common Stock and 6,459,316 Class B Common Stock may be deemed beneficially owned by the Reporting Person, representing beneficial ownership of approximately 0.68% of the outstanding shares of Class A Common Stock, 100% of the outstanding shares of Class B Common Stock and approximately 54.28% of the all outstanding common stock.  Such shares include (i) 10 shares of Class A Common Stock owned by the Reporting Person as an individual; (ii) 1,999,927 shares of Class B Common Stock owned by the Reporting Person as an individual and The Moffett Cochran GRAT 2010, of which the Reporting Person is the trustee; (iii) 4,545 shares of Class A Common Stock owned by Mrs. Dupre Cochran, the wife of the Reporting Person; (iv) 32,958 shares of Class A Common Stock which are owned by a Principal (as defined in Item 6 below) over which the Reporting Person has voting control, solely to the extent the Issuer was made aware that a Principal owns such shares; and (v) 4,459,389 shares of Class B Common Stock which are subject to the stockholders’ agreement described in this Schedule 13D, over which the Reporting Person has voting control.  The Reporting Person disclaims beneficial ownership over all shares except those described in subsections (i), (ii) and (iii) in the sentence immediately above.

Pursuant to Rule 13d-4, the Reporting Person expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein with respect to the Reporting Person are based upon the aggregate total of 5,509,287 shares of Class A Common Stock and 6,459,316 shares of Class B Common Stock issued and outstanding as of July 12, 2013 as reported in the Issuer’s Form 8-K filed with the SEC on July 12, 2013.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement Among Class B Stockholders

Concurrently with the consummation of the initial public offering of the Issuer and its related reorganization, limited partners of Silvercrest L.P., a subsidiary of the Issuer (such limited partners who are party to the stockholders’ agreement described here are hereinafter referred to throughout this Schedule 13D collectively as the “Principals” and individually as a “Principal”), entered into a stockholders’ agreement with respect to all shares of Class B Common Stock then held by them and any additional shares of Class B Common Stock or Class A Common Stock they may acquire in the future.  With respect to any shares of Class A Common Stock that a Principal may acquire, the Principal’s obligations under the stockholders’ agreement will only apply to those shares of Class A Common Stock of which the Issuer is made aware that the Principal acquired.  Pursuant to this stockholders’ agreement, such Principals agreed to vote all their shares of Class B Common Stock (and any applicable shares of Class A Common Stock) together on any matter submitted to the Issuer’s common stockholders for a vote. Upon a termination of employment, including a retirement, the terminated Principal will cease to be a party to the stockholders’ agreement and will no longer be subject to the voting obligation contained in the agreement.

Prior to any vote of the Issuer’s common stockholders, the Executive Committee of Silvercrest L.P. (the “Executive Committee”) will convene to determine how the Principals should vote their shares of Class B Common Stock and Class A Common Stock on each matter upon which a vote of all common stockholders is proposed to be taken. The vote of each member of the Executive Committee shall be weighted based on the number of Class B units of Silvercest L.P. owned by the member relative to the number of Class B units held by all members of the Executive Committee. Since the Reporting Person owns a greater percentage of equity than the rest of the members of the Executive Committee collectively, he will initially control the vote of such committee, and as a result, all of the shares of Class A Common Stock and Class B Common Stock held by the Issuer’s Principals. Each Principal must then vote all of his or her shares of Class B Common Stock (and any applicable shares of Class A Common Stock) in accordance with the determination of the Executive Committee. In order to give effect to these voting provisions, each Principal will grant to each member of the Executive Committee an irrevocable proxy to vote all his or her shares of Class B Common Stock (and any applicable shares of Class A Common Stock) in accordance with the determination of the Executive Committee.

The stockholders’ agreement may only be amended with the consent of holders of a majority of the shares of Class B Common Stock that are party to such agreement. The stockholders’ agreement terminates on the earliest of the first date on which (i) there is no Class B stockholder remaining, (ii) the Reporting Person beneficially owns less than 50% of the shares of Class B Common Stock that he beneficially owned immediately following the initial public offering of the Issuer, but after giving effect to any purchase of shares with the net proceeds of such offering, (iii) the Reporting Person ceases to be the chief executive officer of the Issuer or (iv) the Executive Committee and holders of at least 75% of the outstanding Class B Common Stock agree to terminate the stockholders’ agreement.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1*                 Class B Stockholders Agreement.

 *  Previously filed as Exhibit 4.5 to the Issuer’s S-1/A filed with the Commission on June 11, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2013

/s/ George Moffett Cochran George Moffett Cochran